

Mail Stop 6010

January 4, 2008

By U.S. Mail and Facsimile to (763) 656-5402

Mr. John L. Stauch
Executive Vice President and Chief Financial Officer
Pentair, Inc.
5500 Wayzata Boulevard, Suite 800
Golden Valley, Minnesota 55416-1259

> **RE: Pentair, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-04689**

Dear Mr. Stauch:

We have reviewed your letter dated on December 21, 2007 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 5: Supplemental Balance Sheet Information, page 61

Equity Method Investment

1.   We note your response to prior comment 4. Please revise future filings to present your income from equity method investments in a separate line item below your operating income, as required by Rule 5-03.13 of Regulation S-X.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3671 regarding comments on the financial statements and related matters.

                              Sincerely,

                              Martin James
                              Senior Assistant Chief Accountant